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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                Commission File Number 1-12551

                         NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB     [ ] Form 20-F     [X] Form 11-K
             [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended: December 30, 2001

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        Part I -- Registrant Information

Full Name of Registrant: Mail-Well, Inc. (on behalf of Mail-Well Corporation
                         401(k) Savings Retirement Plan)

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):                         8310 S. Valley Highway, #400
City, State and Zip Code:                    Englewood, CO 80112




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                       Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III -- Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Mail-Well Corporation 401(k) Savings Retirement Plan is unable to file the audited financial statements required by Form 11-K because the Plan has not received the necessary information in a timely manner from the administrator of the Plan to reconcile the information between the Plan's records and the administrator's records.







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                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

    Russell Dawn       (303)         566-7465
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    (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Mail-Well, Inc.
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    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2002                 By: /s/ Roger Wertheimer
                                       ----------------------
                                       Roger Wertheimer
                                       Vice President - General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).




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                         [Ernst & Young Letterhead]

June 28, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have read and agree with the comments in Part III of Form 12b-25 of the Mail-Well Corporation 401(k) Savings Retirement Plan for the fiscal year ended December 30, 2001 dated on or about June 28, 2002.

Very truly,

/s/ Ernst & Young

Ernst & Young LLP